Mail Stop 3561

December 26, 2006

Brian Shenkman
Chief Executive Officer
W Candy, Inc
10550 Pebble Cove Lane
Boca Raton, FL 33436

      RE: **W Candy, Inc**
             Form 10-KSB for the Year December 31, 2005 filed June 20, 2006
             File No. 333-103363

Dear Mr. Shenkman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 8

1. In future filings please have your auditors revise the fourth paragraph of their report to correct the Note references with respect to going concern disclosures.

Preferred Stock

2. In future filings please expand the footnotes to the financial statements to include a footnote explaining the terms of the preferred stock. Information about the convertibility appears to be material and impacts earnings (loss) per share disclosure. In addition, dividend information should be disclosed in future filings.

Change in Accountants, Item 8, page 16

3. You disclose that you had a change in accountants in September 2005; however, you do not provide all of the required disclosures. Also, Commission rules do not permit you to provide this disclosure in a Form 10-KSB filing, you must file a Form 8-K. Please revise to file the appropriate Form 8-K under item 4.01. The Form 8-K should include all of the disclosures required by Item 304 of Regulation S-B, including a letter from the former accountants stating, if true, that they agree with the disclosures. We may have additional comment after we review the Form 8-K.

General

4. In future filings, please include your Commission File number on the cover of the document. Your file number is shown on page 1 of this letter.

5. The cover of your Form 10-KSB includes disclosure regarding a market for limited partnership interests of the Registrant. In future filings please consider the appropriateness of this disclosure.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you disagree with any of our comments we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. Your response should be submitted on EDGAR as correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Branch Chief